Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) is management’s assessment of the significant activities of Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) and analyzes the financial results for the three and six months ended December 31, 2021. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended December 31, 2021 and 2020 of the Company with the related notes thereto (the “Interim Financial Statements”), and the Company’s audited annual consolidated financial statements for the year ended June 30, 2021 and 2020 and the related notes thereto, which are available for viewing on www.sedar.com. The effective date of this MD&A is February 11, 2022.

All financial information in this document is prepared in accordance with International Financial Reporting Standards (“IFRS”) and presented in United States dollars unless otherwise indicated.

Effective July 1, 2021, the Company determined that its functional currency had changed from Canadian dollar (“C$”) to the United States dollar (“$” or “US$”). The Company made the determination considering the significance of the July 19, 2021 private placement to the Company’s operations, that the Company intends to raise capital in US$, and that carbon credit streaming agreements are primarily based in US$. Concurrent with the change in functional currency, the Company also changed its presentation currency from C$ to US$.

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation Common Shares (as defined herein) for one post-consolidation Common Share. All Common Shares, per Common Share amounts, Special Warrants (as defined herein), warrants, stock options and RSUs (as defined herein) in the Interim Financial Statements and MD&A have been retroactively restated to reflect the share consolidation.

Management is responsible for the preparation and integrity of the Company’s Interim Financial Statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including that within the Company’s Interim Financial Statements and MD&A, is complete and reliable.

This MD&A contains forward-looking statements that involve risks and uncertainties. Although such information is considered to be accurate, actual results may differ materially from those anticipated in the statements made. See “Advisories”. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis | Page 2

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

INDEX

INTRODUCTION	2
INDEX	3
DESCRIPTION OF BUSINESS	4
COMPANY HIGHLIGHTS	5
CARBON CREDIT INVESTMENT PORTFOLIO	5
DELIVERIES AND SALES FROM STREAMS AND ROYALTIES	7
OUTLOOK	7
RESULTS OF OPERATIONS	8
LIQUIDITY AND CASH FLOW	10
RELATED PARTY TRANSACTIONS	11
SUBSEQUENT EVENTS	11
SHARE CAPITAL	12
COMMITMENTS	13
OFF-BALANCE SHEET ARRANGEMENTS	13
FINANCIAL INSTRUMENT FAIR VALUE AND RISK FACTORS	14
KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS	15
DISCLOSURE OF INTERNAL CONTROLS	16
NON-IFRS MEASURES	17
RISK FACTORS	18
ADVISORIES	18
ADDITIONAL INFORMATION	19

Management’s Discussion and Analysis | Page 3

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

DESCRIPTION OF BUSINESS

Carbon Streaming is a unique environmental, social and governance (ESG) principled company offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

The Company’s common shares (“Common Shares”) are listed on the Neo Exchange Inc. (“NEO Exchange”) under the symbol “NETZ”, the warrants that expire in March 2026 are listed on the NEO Exchange under the symbol “NETZ.WT” and the September 2026 Warrants (as defined herein) are listed on the NEO Exchange under the symbol “NETZ.WT.B”. The Company’s Common Shares are also traded on the OTCQB Markets under the symbol “OFSTF” and listed on the Frankfurt Stock Exchange under the symbol “M2Q”.

Uncertainties due to COVID-19

During the first quarter of calendar 2020, there was a global outbreak of a novel coronavirus identified as “COVID-19”. On March 11, 2020, the World Health Organization declared a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. The duration and full financial effect of the COVID-19 pandemic continues to be unknown at this time, as is the efficacy of any interventions. The ongoing COVID-19 pandemic could materially adversely affect our business, financial position and results of operations. In particular, travel restrictions have impacted, and continue to impact, the timing of validation and verification deadlines for certifying organizations, which could delay the timing of delivery of carbon credits to the Company. In addition, the COVID-19 pandemic has had and may continue to have impacts on our ability to source, evaluate, and visit investment opportunities, and on the development, management and operation of carbon credit projects by third parties.

In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to the potential impact of the COVID-19 pandemic and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company’s valuation of its long-term assets. Actual results may differ materially from these estimates.

Management’s Discussion and Analysis | Page 4

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

COMPANY HIGHLIGHTS

●	The Company incurred a net loss of $47.3 million for the quarter, primarily due to a $40.9 million non-cash charge related to the revaluation of warrant liabilities. Adjusted net loss for the period was $6.4 million. See “Non-IFRS Measures” for a reconciliation of adjusted net income (loss) to its most comparable IFRS measure.
●	On November 22, 2021, the Company announced that it had received approval for trading its Common Shares on the OTCQB Market under the symbol “OFSTF”.
●	On November 20, 2021, the Company’s previously issued Special Warrants automatically converted. Upon conversion, the Company issued 20,980,250 Common Shares and 20,980,250 September 2026 Warrants. See “Share Capital”.
●	On November 18, 2021, the Company confirmed that it had closed the previously announced blue carbon credit streaming agreement with MarVivo (as defined herein) for the MarVivo Blue Carbon Conservation Project in Magdalena Bay, Mexico. At closing the Company paid $2.0 million to MarVivo. See “Carbon Credit Investment Portfolio – MarVivo Stream”.
●	On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation Common Shares for one post-consolidation Common Share. The Company also consolidated all its per Common Share amounts, Special Warrants, warrants, stock options and RSUs on the same basis in accordance with the terms of their governing indentures and certificates. See “Share Capital”.

CARBON CREDIT INVESTMENT PORTFOLIO

As at December 31, 2021, the Company holds the following portfolio of carbon credit streams and investments:

Project	Project Developer	Location	Stage	Project Type	Standard
Rimba Raya	InfiniteEARTH	Indonesia	Issuing Since 2013	Nature	Verra
MarVivo	MarVivo	Mexico	Development	Nature	Pending
Cerrado Biome	ERA	Brazil	Under Validation	Nature	Verra
Bonobo Peace Forest	BCI	DRC	Feasibility	Nature	Pending

Rimba Raya Stream

On August 3, 2021, the Company announced that it entered into a carbon credit streaming agreement with Infinite-EARTH Limited (“InfiniteEARTH”), the developer of the REDD+ (Reducing Emissions from Deforestation and forest Degradation) Rimba Raya Biodiversity Reserve project in Borneo, Indonesia (the “Rimba Raya Stream”). Under the terms of the Rimba Raya Stream, InfiniteEARTH will deliver 100% of the carbon credits created by the project, expected to be greater than 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers. To acquire the Rimba Raya Stream, the Company paid an upfront payment of $22.3 million. In addition, the Company will make ongoing delivery payments to InfiniteEARTH for each carbon credit that is sold under the Rimba Raya Stream.

Management’s Discussion and Analysis | Page 5

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

Osisko Gold Royalties Ltd (“Osisko”) has provided notice to the Company that it intends to exercise its Stream Participation Right (as defined herein) in respect of the Rimba Raya Stream. See “Commitments”.

MarVivo Stream

On May 17, 2021, the Company announced that it entered into a carbon credit streaming agreement with MarVivo Corporation (“MarVivo”) to implement the proposed MarVivo Blue Carbon Conservation Project in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat (the “MarVivo Stream”). Under the terms of the MarVivo Stream, MarVivo will deliver the greater of 200,000 carbon credits or 20% of verified credits generated by the project on an annual basis, for a term of 30 years starting on the date of the first delivery of carbon credits, which is expected to occur in the first half of 2023. To acquire the MarVivo Stream, the Company agreed to pay MarVivo an upfront payment of $6.0 million. As at December 31, 2021, the Company had paid $2.0 million of the upfront payment, with the balance to be paid in four installments upon specific milestones being met during project development. In addition, the Company will make ongoing delivery payments to MarVivo for each carbon credit that is sold under the MarVivo Stream.

Osisko has provided notice to the Company that it intends to exercise its Stream Participation Right in respect of the MarVivo Stream.

Cerrado Biome Stream

On September 13, 2021, the Company announced that it had entered into a carbon credit streaming agreement with Ecosystem Regeneration Associates – ERA Brazil (“ERA”), to implement and scale up the Cerrado Biome project, which is aimed at protecting native forests and grasslands in the Cerrado biome, Brazil (the “Cerrado Biome Stream”). Under the terms of the Cerrado Biome Stream, ERA will deliver 100% of the carbon credits created by the project, less any pre-existing delivery obligations. To acquire the Cerrado Biome Stream, the Company agreed to pay ERA an upfront payment of $0.5 million. As at December 31, 2021, the Company had paid $0.26 million of the upfront payment to ERA, with the balance to be paid in subsequent instalments upon specific project milestones being met. In addition, the Company will make ongoing delivery payments to ERA for each carbon credit that is sold under the Cerrado Biome Stream.

Bonobo Peace Forest Term Sheet

On June 3, 2021, the Company entered into an exclusive term sheet with the Bonobo Conservation Initiative (“BCI”) to provide initial funding of $0.5 million to BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the Democratic Republic of Congo. On December 30, 2021, the term sheet was amended and restated to increase the amount of the initial funding to $1.3 million. As at December 31, 2021, the Company has advanced $0.9 million to BCI, with the balance to be paid in tranches on or before May 1, 2022. The specific terms of definitive carbon credit streaming agreements will be determined once the initial feasibility study work for the carbon credit projects has been completed.

Management’s Discussion and Analysis | Page 6

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

DELIVERIES AND SALES FROM STREAMS AND ROYALTIES

The Company expects to receive the first annual delivery of carbon credits from its streaming investments in calendar 2022. See “Outlook”. For the quarter, sale of carbon credits was the result of the sale of a portion of the Rimba Raya credits held in inventory which were acquired outside of the Company’s carbon credit streaming investments (see Note 4 of the Interim Financial Statements).

OUTLOOK

The Company’s strategy for calendar 2022 is to focus on acquiring additional stream and royalty investments to grow its portfolio. The Company has a pipeline of potential opportunities of $200 million near term (defined by management as less than 12 months), out of a total pipeline of $700 million, with plans to invest in new carbon projects as the Company focuses on growing and diversifying its high-quality portfolio of carbon credit streams and investments. See “Advisories”.

The Company expects to receive the first annual delivery of carbon credits from its streaming investments in calendar 2022. On January 18, 2022, the Company provided the following guidance for carbon credit volumes generated by current projects and volumes attributable to the Company in accordance with the stream terms:

Range
2022E Carbon Credit Volumes[1]	6,400,000 to 7,400,000 Credits
2022E Attributable Carbon Credit Volumes[2]	5,000,000 to 5,600,000 Credits

(1)	Carbon credit volumes are estimated based on forecasts provided by project developers and historical credit generation by the project. Actual results may vary. For the Rimba Raya Stream, volumes reflect receiving two (2) annual verification cycles of credits: for the Cerrado Biome Stream, volumes reflect receiving four (4) annual verification cycles of credits.
(2)	Attributable carbon credit volumes are composed of credits attributable to the Company, which is calculated based on the carbon credits estimated to be verified by the registry, less (i) credits committed to previous buyers and (ii) credits that are subject to Stream Participation Rights. See “Commitments”.

Range
2022E Delivery Payment to Developers[3]	75% to 85% of Sale Price

(3)	Delivery payment to project developers is subject to fluctuation based on the net realized price obtained on the sale of carbon credits and the terms of the carbon credit stream agreement.

As the Company continues to grow, it believes that providing guidance on carbon credit volumes and attributable carbon credits volumes is a useful metric for investors to understand the cash flow of the Company’s upcoming calendar year.

Due principally to due diligence delays related to COVID-19 and changes to carbon baseline methodologies for specific pipeline opportunities, previously announced guidance for calendar 2021 for annual carbon credit generation targets for completed investments were not met. With the Company’s evolution, it will no longer be using this metric, as management feels that carbon credit volumes delivered is a more useful measure for investors to measure the Company’s financial performance.

Management’s Discussion and Analysis | Page 7

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

For a comprehensive discussion of the risks, assumptions and uncertainties that could impact the Company’s outlook, investors are urged to review the section of the Company’s Annual Information Form (“AIF”) entitled “Risk Factors” a copy of which is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The following is a summary of certain financial information for each of the eight most recently completed quarters:

	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Revenue	$145,000	$-	$-	$-
Net income (loss)	(47,348,372)	(43,252,144)	(2,277,115)	(1,876,275)
Basic and diluted income (loss) per share ($)	(1.38)	(1.84)	(0.20)	(0.20)
Total Assets	168,005,847	171,312,320	109,079,534	28,748,186

	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Revenue	$-	$-	$-	$-
Net income (loss)	(435,516)	(21,074)	(9,200)	(67,531)
Basic and diluted income (loss) per share ($)	(0.14)	(0.01)	(0.00)	(0.48)
Total Assets	1,039,033	279,660	252,651	-

Changes in revenue, net loss and total assets on a quarter-by-quarter basis are primarily the result of the Company’s refocused business model of acquiring, managing, and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits. Over the past eight quarters net loss has primarily increased as a result of increased expenses related to the Company’s new business strategy and in the past two quarters it has also increased due to the recognition and subsequent revaluation of warrant liabilities as a result of the Company’s change in functional currency. As a result of this refocused business model, comparisons to historical quarters prior to March 31, 2021, may not be useful to readers.

Management’s Discussion and Analysis | Page 8

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

For the three months ended December 31, 2021, compared to the three months ended December 31, 2020

The Company incurred a net loss of $47.3 million during the three months ended December 31, 2021, compared to a net loss of $0.4 million for the three months ended December 31, 2020. The results for the three months ended December 31, 2021, were primarily due to the following items:

●	During the three months ended December 31, 2021, the Company recorded a change in warrant liabilities of $40.9 million representing the change in estimated fair value of the liabilities during the period.
●	During the three months ended December 31, 2021, the Company recorded an increase of $3.8 million in salaries and fees over the comparative period in 2020. This represents the salaries and fees of the new management and directors tasked with refocusing and growing the Company’s business.
●	The Company incurred $0.9 million of marketing, office and general, professional, and regulatory expenses for the three months ended December 31, 2021, compared to $nil for the three months ended December 31, 2020. The increase is in line with the Company’s significant growth profile.
●	During the three months ended December 31, 2021, the Company recorded a foreign exchange gain of $0.1 million which resulted from the Company’s C$ transactions during this period in which the C$ appreciated.
●	During the three months ended December 31, 2021, the Company recorded amortization on other strategic assets of $0.9 million compared to $nil for the three months ended December 31, 2020.

For the six months ended December 31, 2021, compared to the six months ended December 31, 2020

The Company incurred a net loss of $90.6 million during the six months ended December 31, 2021, compared to a net loss of less than $0.5 million for the six months ended December 31, 2020. The results for the six months ended December 31, 2021, were primarily due to the following items:

●	During the six months ended December 31, 2021, the Company recorded a change in warrant liabilities of $81.4 million representing the revaluation of the warrants from July 1, 2021 to December 31, 2021.
●	During the six months ended December 31, 2021, the Company recorded an increase of $4.4 million in salaries and fees over the comparative period in 2020. This represents the salaries and fees of the new management and directors tasked with refocusing and growing the Company’s business.
●	The Company incurred $1.7 million of marketing, office and general, professional, and regulatory expenses for the six months ended December 31, 2021, compared to $nil for the six months ended December 31, 2020. The increase is in line with the Company’s significant growth profile.
●	During the six months ended December 31, 2021, the Company recorded a foreign exchange loss of $0.6 million which resulted from the Company’s C$ transactions and net assets during this period in which the C$ depreciated.
●	During the six months ended December 31, 2021, the Company recorded amortization on other strategic assets of $0.9 million compared to $nil for the six months ended December 31, 2020.

Management’s Discussion and Analysis | Page 9

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

LIQUIDITY AND CASH FLOW

Liquidity

As of December 31, 2021, the Company had a working capital deficit of $0.3 million, which includes cash of $103.9 million. The largest short-term liability relates to warrant liabilities (see Note 7 of the Interim Financial Statements) which is not a cash amount owing. The warrant liabilities represent an estimate of the fair value of issued share purchase warrants, previously issued and exercisable in C$. Given the impact of the warrant liabilities (a non-cash item) on working capital, the Company prefers to use an adjusted working capital measure. The Company’s adjusted working capital as at December 31, 2021, was $104.0 million (June 30, 2021: $107.6 million). Please see “Non-IFRS Measures” on page 17 for more details.

The Company’s ability to meet its obligations and execute its business strategy depends on its ability to generate cash flow from the delivery and sale of carbon credits, as well as through the issuance of its securities, the exercise of stock options and warrants and short-term or long-term loans. Based on current cash balances and sources, the Company believes it has access to sufficient resources to undertake its current business plan and satisfy its commitments for the foreseeable future.

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders’ equity of $61.5 million at December 31, 2021 (June 30, 2021: $108.0 million). There were no changes in the Company’s approach to capital management during the period.

There is no assurance that the Company will be able to access debt, equity or alternative funding at the times and in the amounts required to meet the Company’s obligations and fund activities. The outlook for the world economy remains uncertain and vulnerable to various events that could adversely affect the Company’s ability to raise additional funding going forward.

Cash Flows

Operating Activities

Cash used in operating activities was $7.4 million for the six months ended December 31, 2021, which resulted from operating expenses during the normal course of business and an increase in accounts payable, and partially offset by an increase in amounts receivable and prepaid, as well as the purchase of carbon credit inventory.

Management’s Discussion and Analysis | Page 10

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

Investing Activities

Cash used in investing activities was $30.6 million for the six months ended December 31, 2021, related primarily to the investments in carbon credit streaming investments and other strategic assets. See “Carbon Credit Investment Portfolio”.

Financing Activities

Cash provided by financing activities was $34.3 million for the six months ended December 31, 2021, related to proceeds from the issuance of the Special Warrants and the exercise of warrants and options. See “Share Capital”.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors (the “Board”).

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended		Six Months Ended
	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
Salaries and fees[1,2]	$2,624,251	$112,984	$3,032,408	$112,984
Consulting fees[1]	15,000	22,188	32,000	24,205
Share-based compensation	628,077	-	800,861	-
Total	$3,267,328	$135,172	$3,865,269	$137,189

(1)	Salaries and fees paid to the executive officers and directors for their services.
(2)	Included in accounts payable and accrued liabilities are fees owing to officers and directors of $0.01 million as at December 31, 2021 (June 30, 2021 – less than $0.01 million).

SUBSEQUENT EVENTS

On January 11, 2022, the Company granted 10,000 stock options to a director of the Company. These stock options are exercisable at an exercise price of C$15.43 with an expiry date of January 10, 2027. In addition, the Company granted 10,000 RSUs to the aforementioned director. The stock options and RSUs vest 1/3 on December 1, 2022, 1/3 on December 1, 2023, and 1/3 on December 1, 2024.

Management’s Discussion and Analysis | Page 11

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

SHARE CAPITAL

As at February 9, 2022, the Company has the following items of share capital outstanding:

Share Capital
Common Shares issued and outstanding	46,670,293
Warrants	33,316,670
Stock options[1]	1,486,000
RSUs[2]	992,500

(1)	Options are issued pursuant to and governed by the Company’s Long Term Incentive Plan (the “LTIP”).
(2)	Restricted share units (“RSUs “) are issued pursuant to and governed by the LTIP and represent a right to receive Common Shares (or the cash equivalent) at a future date, as determined by the established vesting conditions. RSU settlements is determined at the sole discretion of the Board, and can be settled in Common Shares, cash or a combination thereof.

In October 2021, the Company granted 110,000 stock options to an officer and employee of the Company. These stock options are exercisable at a weighted average exercise price of C$11.15 with an expiry five years from the date of grant. In addition, the Company granted 130,000 RSUs to the aforementioned officer and employee and vest 1/3 on each of the first, second and third anniversaries of the date of grant.

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation Common Shares for one post-consolidation Common Share. All amounts of Common Shares, per Common Share amounts, Special Warrants, warrants, stock options and RSUs in this MD&A and the Company’s corresponding Interim Financial Statements have been retroactively restated to reflect the share consolidation.

On November 20, 2021, the Company’s special warrants (“Special Warrants”) automatically converted into one Common Share and one full Common Share purchase warrant which expire on September 19, 2026 at an exercise price of $7.50 per warrant (the “September 2026 Warrants”). The Special Warrants had been issued on July 19, 2021, at a price of $5.00 per Special Warrant for aggregate gross proceeds to the Company of $104.9 million. With the conversion, a total of 20,980,250 Common Shares and 20,980,250 September 2026 Warrants were issued to Special Warrant holders.

On December 9, 2021, the Company granted a total of 746,000 stock options to officers, directors, employees and advisors of the Company, exercisable at a price of C$14.13 per share. These options vest 1/3 on December 1, 2022, 1/3 on December 1, 2023, and 1/3 on December 1, 2024, and expire on December 1, 2026. In addition, the Company granted 352,500 RSUs to officers, directors, employees, and advisors. These RSU’s vest 1/3 on December 1, 2022, 1/3 on December 1, 2023, and 1/3 on December 1, 2024.

Management’s Discussion and Analysis | Page 12

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

COMMITMENTS

As at December 31, 2021, the Company had the following commitments:

	Less than 1 year	1 to 3 years	Over 4 years	Total
Trade and other payables	$2,216,030	$-	$-	$2,216,030
Payments related to acquisition of streaming investments[1]	4,640,000	-	-	4,640,000
Total	$6,856,030	$-	$-	$6,856,030

(1)	In connection with the acquisition of carbon credit streaming investments, the Company pays an upfront deposit to the project developer for the stream or investment. In certain instances, the payment of the upfront deposit is paid in installments, subject to certain milestones and conditions being met. While the timing of such payments is event driven, the Company has made assumptions on the timing of such payments, based on the information currently available. As at December 31, 2021 such conditions had not been met. See “Carbon Credit Investment Portfolio” for a description of project specific commitments.

Under its carbon credit streaming investments, the Company is required to pay an ongoing delivery payment to the project developer for each credit that is delivered to Carbon Streaming and sold under the carbon stream. The timing and amount of such payments is dependent on the timing of delivery of carbon credits, the net realized price obtained on the sale of the carbon credits and the terms of the carbon credit stream agreement.

From time to time, the Company may enter into sales contracts with customers for the future sale of carbon credits. Under these agreements, payment and delivery of the credits will occur at a future date once credits are delivered to the Company.

Osisko and the Company are currently parties to an investor rights agreement dated February 18, 2021 which governs various aspects of the relationship between Osisko and the Company. Under this agreement, Osisko has the exclusive right to participate in, and acquire up to 20% of any stream, forward sale, prepay, royalty, off-take or similar transaction between the Company, as purchaser and/or creditor, and one or more third party counterparties (the “Stream Participation Right”). As at December 31, 2021, Osisko has provided notice to the Company that it has elected in principle to participate in the MarVivo Stream, the Rimba Raya Stream and the Strategic Alliance Agreement (see Notes 5 and 6 of the Interim Financial Statements).

OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

Management’s Discussion and Analysis | Page 13

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT FAIR VALUE AND RISK FACTORS

Fair Value

	As at
	Dec 31, 2021	Jun 30, 2021
Financial Assets
Cash	$103,886,878	$108,380,802
Total financial assets	$103,886,878	$108,380,802

Financial Liabilities
Trade and other payables	$2,216,030	$1,037,164
Warrant liabilities	104,282,769	-
Total financial liabilities	$106,498,799	$1,037,164

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, accounts payable and accrued liabilities and warrant liabilities. The carrying value of accounts payable and accrued liabilities approximates their fair value due to their short-term nature. Cash is measured at fair value based on Level 1 of the fair value hierarchy. Certain C$ denominated warrant liabilities with a quoted trading price are valued based on Level 1 of the fair value hierarchy, the remainder are measured based on Level 3 of the fair value hierarchy.

Risk Factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is held at a credit worthy financial institution. Credit risk has been assessed as low.

Management’s Discussion and Analysis | Page 14

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

Currency Risk

Foreign currency risk is the risk that the fair value of financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in Canadian dollars while its functional currency is the US dollars. The Company does not hedge its exposure to fluctuations in foreign exchange rates. As at December 31, 2021, the Company held cash of US$25 million in Canadian dollars and had accounts payable of US$2.1 million in Canadian dollars. As the Company has a number of transactions in foreign currencies, currency risk has been assessed as moderate.

Assuming all other variables remain constant, as at December 31, 2021, a 5% weakening or strengthening of the Canadian dollar against the US dollar would result in a change of approximately $1.1 million to comprehensive profit or loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no interest-bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Interim Financial Statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Interim Financial Statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

Management’s Discussion and Analysis | Page 15

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

The preparation of the Interim Financial Statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in the Interim Financial Statements include:

Accounting for carbon credit streaming investments

The Company from time to time will acquire carbon credit streaming investments. Each carbon credit streaming investment has its own unique terms and significant judgment is required to assess the appropriate accounting treatment.

Share based compensation

The Company includes an estimate of share price volatility, expected life, forfeiture rate and risk-free interest rates in the calculation of the fair value for share-based payments. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact profit and loss.

Warrant liabilities

The fair value of the warrant liabilities is measured using quoted prices or the Black-Scholes pricing model. Assumptions and estimates are made in determining an appropriate risk-free interest rate, volatility, term, dividend yield, discount due to exercise restrictions, and the fair value of common stock. Any significant adjustments to the unobservable inputs would have a direct impact on the fair value of the warrant liabilities.

DISCLOSURE OF INTERNAL CONTROLS

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators, the Company issues a “Certification of Interim Filings”. This Certification requires certifying officers to certify, among other things, that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) as those terms are defined in NI 52-109. The control framework used to design the Company’s ICFR is based on the framework established in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s ICFR are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations.

There have been no changes in the Company’s ICFR during the quarter ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, its ICFR.

Management’s Discussion and Analysis | Page 16

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

The Company’s DC&P is designed to provide reasonable assurance that material information relating to the Company is made known to the Company’s certifying officers by others, particularly during the period in which the interim filings are being prepared, and that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

NON-IFRS MEASURES

The term “adjusted working capital” and “adjusted net income (loss)” in this MD&A are not standardized financial measures under IFRS and therefore may not be comparable to similar measures presented by other companies where similar terminology is used. These non-IFRS measures should not be considered in isolation or as a substitute for measures of performance or cash flows as prepared in accordance with IFRS. Management believes that these non-IFRS measures, together with measures prepared in accordance with IFRS, provide useful information to investors and shareholders in assessing the Company’s liquidity and overall performance.

Adjusted Working Capital

Given the impact of warrant liabilities (a non-cash item) on working capital, the Company prefers to use an ‘adjusted working capital’ measure. Adjusted working capital is calculated as current assets, less current liabilities, and adjusted for warrant liabilities which the Company views as having a significant non-cash impact on the Company’s working capital calculation. The warrant liabilities represent non-cash settled liabilities and are an estimate of fair value of warrants previously issued by the Company exercisable in C$. Adjusted working capital is used by the Company to monitor its capital structure, liquidity, and its ability to fund current operations. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar financial measures presented by other companies.

The following table reconciles current assets and liabilities to adjusted working capital:

(US$ millions)	As at
	Dec 31, 2021	Jun 30, 2021
Current assets	$106.2	$108.6
Current liabilities	106.5	1.0
Working capital (deficit)	(0.3)	107.6
Adjustment for non-cash settled items	-	-
Warrant liabilities	104.3	-
Adjusted working capital	$104.0	$107.6

Management’s Discussion and Analysis | Page 17

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

Adjusted Net Income (Loss) and Income (Loss) Per Share

Given the impact of the revaluation of warrant liabilities (a non-cash item) on net and comprehensive loss and income (loss) per share, the Company prefers to use an ‘adjusted net income (loss)’ or ‘adjusted net loss’ and ‘adjusted income (loss) per share’ or ‘adjusted loss per share’ measures. Adjusted net income (loss) is calculated as net and comprehensive loss and adjusted for the revaluation of warrant liabilities which the Company views as having a significant non-cash impact on the Company’s net and comprehensive loss calculation and per share amounts. Adjusted net loss is used by the Company to monitor its results from operations for the period. Adjusted net loss is not a standardized financial measure under IFRS and therefore may not be comparable to similar financial measures presented by other companies.

The following table reconciles net and comprehensive loss to adjusted net loss:

(US$ millions)	Three Months Ended		Six Months Ended
	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
Net and comprehensive loss	$(47.3)	$(0.4)	$(90.6)	$(0.5)
Adjustment for non-cash settled items
Revaluation of warrant liabilities	40.9	-	81.4	-
Adjusted net loss	$(6.4)	$(0.4)	$(9.2)	$(0.5)
Loss per Share	$(1.38)	$(0.14)	$(3.14)	$(0.15)
Adjusted Loss per Share	$(0.19)	$(0.14)	$(0.32)	$(0.15)

RISK FACTORS

The Company is exposed to a variety of known and unknown risks in the pursuit of its strategic objectives. The impact of any risk may adversely affect, among other things, the Company’s business, financial condition and operating results, which may affect the market price of its securities. The Company monitors its risks on an ongoing basis and seeks to mitigate these risks as and when possible. For a comprehensive discussion of the risks and uncertainties that could have an effect on the business and operations of the Company, investors are urged to review the section of the AIF entitled “Risk Factors” and Annual Consolidated Financial Statements each as of June 30, 2021, copies of which are available on SEDAR at www.sedar.com.

ADVISORIES

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements.

Management’s Discussion and Analysis | Page 18

CARBON STREAMING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2021

(Expressed in United States dollars, unless otherwise indicated)

The Company currently believes the expectations reflected in these forward-looking statements are reasonable but cannot assure that such expectations will prove to be correct, and thus, such statements should not be unduly relied upon. These forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required pursuant to applicable laws. Risk and assumptions that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the headings “Forward-Looking Information” and “Risk Factors” in the Company’s AIF and under the heading “Risks Factors” and “Financial Instrument Fair Value and Risk Factors” in this MD&A. Although the Company has attempted to take into account important factors that could cause actual costs or operating results to differ materially, there may be other unforeseen factors and therefore results may not be as anticipated, estimated or intended.

There can be no assurance that the Company will be able to enter into definitive agreements for, or otherwise complete the acquisition of, all or any potential carbon streaming opportunities. Projects may also be removed from the Company’s pipeline by the Company. Other than described above under the heading “Carbon Credit Investment Portfolio”, the Company has not entered into any definitive agreements for the acquisition of carbon credits. However, consistent with the Company’s past practices and in the ordinary course of its business, the Company is regularly engaged in the sourcing and evaluation of possible transactions and at any time may be in various stages of discussions with respect to possible opportunities with third parties.

The foregoing is based on underlying assumptions and factors that management believes are reasonable in the circumstances, given the applicable time periods, the Company’s capabilities and business plan. However, there can be no assurance that we will be successful in achieving the levels of carbon investments set out above.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including the Interim Financial Statements and Company’s AIF, have been filed with Canadian securities regulatory authorities and is available on SEDAR at www.sedar.com and on the Company’s website at www.carbonstreaming.com. Information contained in or otherwise accessible through the Company’s website does not form a part of this MD&A and is not incorporated by reference into this MD&A.

Management’s Discussion and Analysis | Page 19